Exhibit 99.1

© Immatics. Not for further reproduction or distribution. © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation January 12, 2026

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

PRAME Is Expressed in More Than 50 Cancers Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Data on file: PRAME target prevalence is based on a proprietary initial mass spec - guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95 - 100% shown as 95%); anzu - cel (IMA203), IM203CD8, IMA402 are being evaluated in separate clinical trials ; NSCLC: Non - small cell lung cancer ≥95% ≥10 % Cancer Cell Death IMA402 PRAME Bispecific a nzu - cel (IMA203) PRAME Cell Therapy IMA203CD8 PRAME Cell Therapy (GEN2) Immatics Is the Global Leader in Precision Targeting of PRAME with 3 clinical product candidates PRAME prevalence in selected indications % PRAME+ patients 1 Indication 95% Cutaneous Melanoma 95% Uterine Carcinoma 95% Uterine Carcinosarcoma 95% Synovial Sarcoma 90% Uveal Melanoma 90% Mucosal Melanoma 85% Ovarian Carcinoma Subtypes 70% Squamous Cell NSCLC 65% Triple - negative Breast Carcinoma 45% Small Cell Lung Cancer 45% Esophageal Carcinoma Subtype 40% Kidney Carcinoma Subtype 35% Cholangiocarcinoma 30% HER2 - Enriched Breast Carcinoma 25% Adenocarcinoma NSCLC 25% Head & Neck Squamous Cell Carcinoma 20% Hepatocellular Carcinoma 20% Bladder Carcinoma 3 PRAME Indication Cutaneous Melanoma Endometrioid Endometrial Carcinoma Uterine Carcinosarcoma Synovial Sarcoma Acral Melanoma Uveal Melanoma Mucosal Melanoma Endometrial Clear Cell Carcinoma Endometrial Serous Carcinoma Ovarian Serous Cystadenocarcinoma Ovarian Clear Cell Carcinoma Ovarian Endometrioid Carcinoma Head and Neck Salivary Duct Carcinoma Adenoid Cystic Carcinoma Neuroblastoma Malignant Rhabdoid Tumor Wilms Tumor (Nephroblastoma) Squamous Cell NSCLC Triple Negative Breast Carcinoma (TNBC) Cervical Adenosquamous Cell Carcinoma Large Cell Neuroendocrine Lung Carcinoma (LCNEC) Basal Cell Carcinoma Mucoepidermoid Carcinoma Large Cell Lung Carcinoma (LCLC) Spindle Cell Melanoma Testicular Germ Cell Tumor (Seminoma and Non - Seminoma) Myxoid Liposarcoma Angiosarcoma Small Cell Lung Cancer (SCLC) Esophageal Small Cell Carcinoma Cutaneous Squamous Cell Carcinoma Thymoma Merkel Cell Carcinoma Endometrial Sarcoma Esophageal Squamous Carcinoma Esophageal Adenosquamous Carcinoma Kidney Renal Papillary Cell Carcinoma Malignant Peripheral Nerve Sheath Tumor (MPNST) Cholangiocarcinoma Cervical Adenocarcinoma Head and Neck Salivary Gland Carcinoma Osteosarcoma HER2 - Enriched Breast Carcinoma Embryonal Rhabdomyosarcoma Adenosquamous NSCLC Diffuse Large B - cell Lymphoma (DLBCL) Sarcomatoid Carcinoma of the Lung Adenocarcinoma NSCLC Head and Neck Squamous Cell Carcinoma (HNSCC) Alveolar Rhabdomyosarcoma Ovarian Mucinous Carcinoma Adrenocortical Carcinoma Kidney Renal Clear Cell Carcinoma Hepatocellular Carcinoma Bladder Urothelial Carcinoma Cervical Squamous Cell Carcinoma Non - Squamous Anal Carcinoma Pancreatic Neuroendocrine Adenocarcinoma Prostate Neuroendocrine Adenocarcinoma Liposarcoma Undifferentiated Pleomorphic Sarcoma Acute Myeloid Leukemia (AML) Ewing Sarcoma Ovarian Leiomyosarcoma Breast Carcinoma, Luminal A Breast Carcinoma, Luminal B Squamous Anal Carcinoma Stomach Adenocarcinoma Esophageal Adenocarcinoma Fibrosarcoma Anaplastic Thyroid Carcinoma (…)

Immatics Is the Global Leader in Precision Targeting of PRAME

- PRAME is an **intracellular protein** presented as a peptide on the surface of tumor cells by HLA molecules[1]
- The **PRAME peptide** can be targeted by **T-cell receptors (TCRs)** engineered by Immatics, thus overcoming limitations of classical antibodies and CAR T-cell therapies not able to access intracellular targets[1,2]
- PRAME has **multiple functions in tumor biology** enhancing tumor cell survival, tumor proliferation and resistance to apoptosis[#,3,4]
- PRAME expression has been **associated with poor prognosis incl. shorter survival**[5,6,7,8]
- PRAME is **homogenously expressed** in tumor tissue[9]


sqNSCLC
Ovarian Cancer

PRAME RNA detection in tumor samples (ISH)


anzu-cel
(IMA203)
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Other proteins
Proteasome
Peptides
Engineered PRAME-specific TCR
HLA-A*02:01

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), #Activation of proliferative and survival pathways, including PI3K/AKT/mTOR[3], and inhibition of retinoic acid signaling preventing retinoic acid-induced differentiation and apoptosis[4]

[1] Wermke et al., 2025; [2] Chandran et al., 2019, [3] Yu et al., 2023; [4] Epping et al., 2005; [5] Al-Khadairi & Decock. 2019; [6] Naik et al., 2021; [7] Gezgin et al., 2017; [8] Field et al., 2016; [9] Hukelmann et al., SITC 2022.

4

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

Product candidate	Modality	Indication		Target	Phase (Preclinical / 1a[1] / 1b[1] / 2 / 3)
Anzu-cel (IMA203)	Cell therapy	2L melanoma[2]	immatics	PRAME	SUPRAME
Anzu-cel (IMA203)	Cell therapy	Uveal melanoma	immatics	PRAME	
Anzu-cel (IMA203) + mRNA-4203	Cell therapy	Solid cancers	immatics moderna	PRAME	
IMA203CD8	Cell therapy	Gynecologic cancers	immatics	PRAME	
		Other solid cancers	immatics	PRAME	
IMA402	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME	
IMA402 + ICI	Bispecific	Melanoma, gynecologic cancers, others	immatics	PRAME	
IMA401[3]	Bispecific	HNSCC, sqNSCLC, others	immatics	MAGEA4/8	
Undisclosed[4]	Bispecific	Undisclosed	moderna	other	
Undisclosed	Cell therapy	Undisclosed	Bristol Myers Squibb	other	

PRAME Franchise

- **3** Product Candidates
- **2** Therapeutic Modalities
- **2** Combinations

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] 2L melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior PD-1 inhibitor; [3] With or without checkpoint inhibitor (pembrolizumab); [4] mRNA-enabled *in vivo* expressed TCER® molecules; HNSCC: head and neck squamous cell carcinoma; ICI: immune checkpoint inhibitor; sqNSCLC: squamous non-small-cell lung cancer

5

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities immatics

PRAME Wave #1	PRAME Wave #2	PRAME Wave #3	>230K
Anzu-cel (IMA203) PRAME Cell Therapy	IMA203CD8 PRAME Cell Therapy (GEN2)	IMA402 PRAME Bispecific	addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5 p.a.
Market entry in advanced melanoma	Expansion to all advanced PRAME cancers	Expansion to earlier-line PRAME cancers	
~9K addressable patients p.a.	>75K addressable patients p.a.	>145K addressable patients p.a.	

Anzu-cel (IMA203)

- Anzu-cel will be Immatics' **first PRAME therapy** to enter the market – launch targeted in 2027
- First target indications: **2L cutaneous melanoma*, uveal melanoma**

IMA203CD8

- Enhanced pharmacology provides potential to expand to **tumor-agnostic label in 2L PRAME solid cancers** beyond melanoma
- First target indications: **ovarian cancer, endometrial cancer**

IMA402

- Next-gen half-life extended bispecific as monotherapy or ICI/SOC combo in **earlier lines**
- First target indications: **melanoma, gynecologic cancers**
- **Exploration of IMA402/IMA401 combination in sqNSCLC**

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), All patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom;
*2L: patients with unresectable or metastatic cutaneous melanoma who have received at least 1 prior PD-1 inhibitor; ICI: Immune checkpoint inhibitor; SOC: standard of care; sqNSCLC: squamous non-small-cell lung cancer

6

Immatics has the Broadest PRAME Franchise with the **Most PRAME Indications** and Modalities immatics

PRAME Wave #1

Anzu-cel (IMA203)
PRAME Cell Therapy

STATUS

- RMAT designation[1] by FDA
- **Phase 3 SUPRAME** trial in patients with advanced melanoma post PD-1 inhibitor ongoing; Primary endpoint: PFS
- **Phase 2 cohort** in patients with metastatic uveal melanoma ongoing

EXPECTED MILESTONES

- ☑ Ph1b melanoma update at ASCO 2025
- ☑ Ph1b uveal mel. update at ESMO 2025
- ❑ Ph3 interim data analysis[2]: **2026**
- ❑ Ph3 final analysis[2]: **2026**
- ❑ BLA submission: **1H 2027**
- ❑ Launch: **2H 2027**

PRAME Wave #2

IMA203CD8
PRAME Cell Therapy (GEN2)

STATUS

- GEN2 PRAME cell therapy leveraging CD8 and CD4 T cells
- Enhanced pharmacology
- Phase 1 dose escalation ongoing

EXPECTED MILESTONES

- ☑ Ph1a dose escalation data incl. ovarian cancer, melanoma, synovial sarcoma at ESMO-IO: **4Q 2025**
- ❑ Dose escalation and determination of RP2D incl. data on two highest dose levels (DL6, DL7): **2026**

PRAME Wave #3

IMA402
PRAME Bispecific

STATUS

- Off-the-shelf Bispecific
- Next-gen, half-life extended format
- Phase 1b dose expansion ongoing

EXPECTED MILESTONES

- ☑ Ph1a dose escalation completed, clinical proof-of-concept of IMA402
- ❑ Completion of Ph1b dose expansion with focus on melanoma and gyn-onc to determine the final RP2D: **2026**
- ❑ Initiation of addtl. Ph1b/Ph2 expansion cohorts in melanoma and gyn-onc: **2026**
- ❑ Initiation of IMA402/IMA401 combo in sqNSCLC: **2026**

>230K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5 p.a.

PRAME

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Includes all benefits of Breakthrough Therapy Designation; [2] Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); ICI: immune checkpoint inhibitor; sqNSCLC: squamous non-small-cell lung cancer

7

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

PRAME Cell Therapy

Modality:	Autologous TCR T-cell Therapy
Application:	Single dose ("one and done") (no tumor surgery, no high-dose IL-2)
Positioning:	Primarily second line and later monotherapy setting
Deployment :	Administered in specialized hospitals and medical centers; potential for outpatient administration
TPP at RP2D[1]:	≥40% cORR, ≥6 months mDOR (monotherapy, last line)



LEUKAPHERESIS
GENETIC ENGINEERING & EXPANSION
LYMPHODEPLETION & INFUSION
Cell Therapy
PRAME peptide
HLA
Tumor cell
TCER®
TCER® PRODUCTION
"OFF-THE-SHELF" PRODUCT
ADMINISTRATION TO PATIENT

PRAME Bispecific

Modality:	Half-life extended (HLE) bispecific T cell engager (TCER®)
Application:	Repeat dose
Positioning:	Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC)
Deployment:	Outpatient administration, hospitals and community centers
TPP at RP2D[1]:	≥20% cORR, ≥6 months mDOR (monotherapy, last line)

[1] Target product profile (TPP) in monotherapy in 2L or later settings post SOC at recommended phase 2 dose ("RP2D") for development beyond Ph1b. Other factors such as mPFS (median progression free survival) and mOS (median overall survival) may also be considered. SOC: standard of care

PRAME 8

Anzu - cel (IMA203) PRAME Cell Therapy Market Entry in Advanced Melanoma PRAME Wave #1 9 Anzutresgene autoleucel ( anzu - cel, formerly IMA203)

Anzu-cel (IMA203) PRAME Cell Therapy: Market Entry in Advanced Melanoma



GENETIC ENGINEERING
ANZU-CEL (IMA203)
ADMINISTRATION OF PRAME-DIRECTED T CELLS

~7.3K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5

~1.3K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5

Anzu-cel (IMA203) Opportunity

2L Unresectable or Metastatic Cutaneous Melanoma*

US	EU5
~3.7K	~3.6K

Unresectable or Metastatic Uveal Melanoma

US	EU5
~0.6K	~0.7K

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), all patient numbers refer to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast;
*2L: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor; EU5: France, Germany, Italy, Spain, United Kingdom

10

Positive Data and High Unmet Need 11 SUPRAME: Phase 3 randomized trial of anzu - cel vs. investigator choice in 2L cutaneous melanoma* ongoing (#NCT06743126) Phase 2 single arm cohort of anzu - cel in metastatic uveal melanoma ongoing (#NCT03686124) Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Manufacturing success rate for Phase 1; 2 Includes all benefits of Breakthrough Therapy Designation; # PRAME + /HLA - A*02:01 + addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR : confirmed objective response rate; mDOR : median duration of response; mPFS : median progression - free survival; OS: overall survival ; mFU : median follow - up; * 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior PD - 1 inhibitor ; EU5: France, Germany, Italy, Spain, United Kingdom; Summary: Anzu - cel (IMA203) PRAME Cell Therapy in Advanced Melanoma Favorable Tolerability Anticipated cytopenias associated with lymphodepletion Mostly mild to moderate CRS (37% Gr1, 47% Gr2, 11% Gr3) Infrequent ICANS (5.4% Gr1, 4.1% Gr2, 4.1% Gr3) No anzu - cel - related grade 5 events Potential for outpatient administration Compelling Response Rate cORR : 56% (18/32) 42% (14/33) of patients had deep responses (≥50% tumor size reduction) Encouraging activity in both cutaneous melanoma ( cORR 50%) and uveal melanoma ( cORR 67%) Durable Responses 12.1 months mDOR and ongoing responses for up to 2.5+ years mPFS of 6.1 months mPFS 12.9 months in patients with deep responses m OS : 15.9 months Rapid & Robust Manufacturing Fast turnaround time: 7 - 8 days + 7 days QC release testing 95% manufacturing success rate to reach target dose 1 Optimized process to achieve desirable cellular functionality Commercial Opportunity ∼ 9K # addressable patients in US/EU5 in cutaneous and uveal melanoma FDA RMAT designation 2 received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 PRAME Wave #1: anzu - cel Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Ph 1b Study of Anzu-cel (IMA203) PRAME Cell Therapy in Advanced Melanoma

immatics

Patient Journey

Screening & Manufacturing Phase | **Treatment & Observation Phase** | **Long Term Follow-up**

Safety and efficacy monitoring for 12 months

HLA-A*02:01 Testing
Blood sample
Prevalence[1]:
US: 41%, EU: 48%

PRAME testing in Phase 1
Due to high prevalence, PRAME testing no longer required in SUPRAME trial for cut. melanoma and Phase 2 cohort in uveal melanoma

Leukapheresis
as source for cell product

Manufacturing
by Immatics
Process time of ~2 weeks
7-8-day manufacturing process applying CD8/CD4 T cell selection
7-day QC release testing

Lymphodepletion[2]

Anzu-cel (IMA203)
One-time infusion

Low dose IL-2[3]

Inclusion by HLA testing only – no PRAME testing required	**Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery**	**Fast turn-around-time (~2 weeks) and manufacturing success rate of 95%[4]**	**Favorable tolerability profile with potential outpatient administration – no high-dose IL-2**

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Gragert *et al.* 2013 and census numbers; HLA-A*02:01 prevalence in Immatics' clinical trials: US 65% and Germany 55% as of March 2025; [2] 30 mg/m^2 Fludarabine and 500 mg/m^2 Cyclophosphamide for 4 days; [3] 1m IU SC daily days 1-5 and twice daily SC days 6-10, total dose is approx. only 5% of the overall dose for high-dose IL-2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); [4] Manufacturing success rate for Phase 1

Data cut-off Apr 7, 2025
Wermke et al., ASCO 2025

PRAME Wave #1: anzu-cel
12

Ph 1b Study of Anzu-cel (IMA203): Baseline Characteristics & Treatment Experience

immatics

Heavily Pretreated Patient Population

Baseline Characteristics	Total Safety Population N=74	Melanoma Efficacy Population: Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma n=33
Age, median (range)	54 (18, 79)	54.5 (31, 79)	62 (32, 74)	57 (31, 79)
Female, %	52.7	21.4	62.5	48.5
Baseline ECOG status 1, %	51.4	35.7	43.8	39.4
Prior lines of systemic treatment, median (range)	3 (0, 10)	**2.5** (1, 5)	**2** (0, 6)	**2** (0, 6)
Prior ICI treatment, median (range)	---	2 (1, 3)	1 (0, 4)	1 (0, 4)
≥1 line of PD1/CTLA4, %	---	100/64.3	62.5/43.8	81.8/57.6
Prior tebentafusp, %	---	---	62.5	---
Elevated LDH at baseline, %	63.5	64.3	56.3	57.6
Median target lesion sum of diameter, mm (range)	116.1 (15.0, 309.8)	120.5 (15.0, 309.8)	101.6 (30.8, 210.0)	104.0 (15.0, 309.8)
Patients with **liver metastasis, %**	62.2	64.3	93.8	78.8
Patients with **brain metastasis, %**	12.2	0.0	0.0	3.0
Metastatic staging, % (CM, MM, UkM only)				
IIIb/IIIc/IVM1a	---	0.0	---	0.0
IVM1b/c/d	---	100.0	---	100.0
Metastatic staging, % (UM only)				
IVM1a	---	---	18.8	---
IVM1b/c/d	---	---	81.3	---

Treatment Experience	Total Safety Population	Cutaneous Melanoma	Uveal Melanoma	All Melanoma
Infused TCR T cell dose ($x10^9$), median (range)	2.34 (0.078, 10.20)	4.58 (1.30, 10.20)	3.94 (1.62, 8.43)	4.04 (1.30, 10.20)

Data cut-off Apr 7, 2025
Wermke et al., ASCO 2025

Updated data (cut-off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

PRAME Wave #1: anzu-cel

CM, cutaneous melanoma; ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; MM, mucosal melanoma; TCR, T-cell receptor; UkM, melanoma of unknown primary; UM, uveal melanoma.

13

Anzu-cel (IMA203) PRAME Cell Therapy Safety: Adverse Events in ≥20% of Patients

Immatics

N=74 Patients Across All Dose Levels in Phase 1a/b (Total Safety Population)

TEAEs in ≥20% of patients

Preferred terms, n (%)	N=74 Any grade	N=74 Grade ≥3
Blood and lymphatic system disorders	73 (98.6)	73 (98.6)
Neutropenia[1]	68 (91.9)	67 (90.5)
Anaemia	57 (77.0)	38 (51.4)
Thrombocytopenia[1]	50 (67.6)	27 (36.5)
Leukopenia	39 (52.7)	38 (51.4)
Lymphopenia	39 (52.7)	39 (52.7)
Gastrointestinal disorders	65 (87.8)	2 (2.7)
Nausea	45 (60.8)	0 (0.0)
Diarrhoea[1]	28 (37.8)	1 (1.4)
Vomiting	25 (33.8)	1 (1.4)
Constipation	23 (31.1)	0 (0.0)
General disorders and administration site conditions	49 (66.2)	2 (2.7)
Fatigue	29 (39.2)	1 (1.4)
Pyrexia	22 (29.7)	1 (1.4)
Edema peripheral	17 (23.0)	0 (0.0)
Investigations	35 (47.3)	10 (13.5)
Aspartate aminotransferase increased	29 (39.2)	5 (6.8)
Alanine aminotransferase increased	28 (37.8)	7 (9.5)
Blood creatinine increased	15 (20.3)	2 (2.7)
Skin and subcutaneous tissue disorders	35 (47.3)	6 (8.1)
Rash	18 (24.3)	0 (0.0)
Rash maculo-popular	18 (24.3)	6 (8.1)
Metabolism and nutrition disorders	33 (44.6)	6 (8.1)
Hyponatraemia	22 (29.7)	3 (4.1)
Hypokalaemia	21 (28.4)	3 (4.1)

Adverse events of special interest

	N=74
CRS, any grade, n (%)	**70 (94.6)**
Grade 1	27 (36.5)
Grade 2	35 (47.3)
Grade 3[1]	8 (10.8)
Grade 4	0 (0.0)
Grade 5	0 (0.0)
ICANS, any grade, n (%)	**10 (13.5)**
Grade 1	4 (5.4)
Grade 2	3 (4.1)
Grade 3	3 (4.1)
Grade 4	0 (0.0)
Grade 5	0 (0.0)
HLH, any grade, n (%)	**2 (2.7)**
Grade 1	0 (0.0)
Grade 2	1 (1.4)
Grade 3	1 (1.4)
Grade 4	0 (0.0)
Grade 5	0 (0.0)

Data cut-off Apr 7, 2025; Wermke et al., ASCO 2025

Updated data (cut-off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

- Tolerability consistent with previous report
- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly Grade 1/2, consistent with mechanism of action
- Infrequent, manageable, and mostly mild ICANS
- No anzu-cel-related Grade 5 events

- Tolerability in the melanoma subset generally consistent with the full anzu-cel tolerability profile

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), Patients are counted only once per adverse event and severity classification. [1] Two patients with disease progression after first anzu-cel infusion received exploratory second anzu-cel infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: CRS, diarrhea; Second patient: neutropenia, thrombocytopenia. CRS, cytokine release syndrome; ICANS, immune effector cell-associated neurotoxicity syndrome; HLH, hemophagocytic lymphohistiocytosis; TEAE, treatment-emergent adverse event.

14

Anzu - cel (IMA203) PRAME Cell Therapy : BOR in Melanoma Efficacy Population 56% Confirmed Objective Responses in Heavily Pretreated Patients with Metastatic Melanoma 15 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), *Maximum change of target lesions and RECIST1.1 response at different timepoints. 1 Patient out of study due to PD (external assessment); 2 Patient out of study at data - cut (withdrew consent); 3 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; Melanoma efficacy population excludes 1 u veal melanoma patient with ongoing unconfirmed PR from cORR ; BOR: best overall response; (c)ORR: (confirmed) objective response rate; DCR: disease control rate at week 6; BL: baseline; (c)CR: (confirmed) co mplete response; (c)PR: (confirmed) partial response; SD: stable disease; PD: progressive disease. n=33 n=3 n=16 n=14 5 6% (18/3 2 ) 1/3 6 7% (10/15) 5 0% (7/1 4 ) cORR 6 4% (21/33) 2/3 6 9% (11/16) 57% (8/14) ORR 91% (30/33) 3/3 8 8% (14/16) 9 3% (13/14) DCR Cutaneous Melanoma Uveal Melanoma Melanoma (other) All Melanoma 3 PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu-cel (IMA203) PRAME Cell Therapy: DOR in Melanoma Efficacy Population

immatics

Prolonged Ongoing Responses up to 2.5+ Years after Treatment

	Cutaneous Melanoma n=14	Uveal Melanoma n=16	All Melanoma[3] n=33
mDOR [mo], (range)	NR (4.2, 32.6+)	11.0 (1.8+, 31.6)	12.1 (1.8+, 32.6+)
mFU [mo]	16.7	13.4	13.4



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
ongoing at month 18
ongoing until month 33
ongoing at month 33
0
3
6
9
12
15
Months post T cell Infusion
Best overall response (RECIST 1.1)
cCR
A-DL5-27
cPR
A-DL4-03
A-DL5-03[1]
A-DL5-13
A-DL5-15
A-DL5-23
A-DL4-07
A-DL4-10
A-DL5-01
A-DL5-10
A-DL5-19
A-DL5-21
A-DL5-24
A-DL5-26
A-DL5-29
A-DL5-32
A-DL5-34
A-DL5-36
PR
A-DL5-22
A-DL5-28
A-DL4-09[2]
SD
A-DL4-04
A-DL4-05
A-DL5-17
A-DL5-25
A-DL5-12
A-DL5-18
A-DL5-20
A-DL5-31
A-DL5-33
PD
A-DL5-14
A-DL4-06
A-DL5-35
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

Data cut-off Apr 7, 2025; Wermke et al., ASCO 2025

Updated data (cut-off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Patient out of study due to PD (external assessment); [2] Patient out of study at data-cut (withdrew consent); [3] Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; (m)DOR, (median) duration of response; mFU, median follow-up; NR, not reached; SD: stable disease; PD: progressive disease; BL: baseline; (c)PR: (confirmed) partial response; (c)CR: (confirmed) complete response

16

Anzu - cel (IMA203) PRAME Cell Therapy : Survival Outcomes in Melanoma Efficacy Population 17 Median Progression Free Survival Median Overall Survival All Melanoma 1 n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 6.1 (1.4, 34.0+) 14.4 8.5 (1.4, 32.9) 8.7 6.0 (1.4 , 34.0+) 14.4 mPFS [mo] (range) mFU [mo] All Melanoma 1 n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 15.9 (2.4, 34.2+) 14.4 16.2 (3.2+, 34.2+) 14.5 1 3 .9 (2.4, 34.0+) 14.4 mOS [mo] (range) mFU [mo] 12 - month OS rate: 61% 6 - month PFS rate: 53% 12 - month PFS rate: 27% Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; PFS and OS censored at data - cut; PFS and OS rate shown as % of evaluable patients at indicated timepoint. mFU , median follow - up; mOS , median overall survival; mPFS , median progression - free survival. PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu-cel (IMA203) PRAME Cell Therapy in Melanoma: Overview of Studies

immatics

PFS and OS Data in Melanoma Cohorts

Drug Product	Phase	N	Melanoma patient population	Prior lines of therapies	mPFS (months)	mOS (months)
Anzu-cel in Melanoma	1b (Dose Expansion)	33	42% cutaneous 48% uveal 9% other	3% n=0, 24% n=1, 30% n=2, 24% n=3:, 6% n=4, 6% n=5, 6% n=6 82% received prior ICI (median of 1 prior line of ICI in overall population, median of 2 prior lines of ICI in cut. melanoma) Median of 2 prior lines, median of 2.5 prior lines in cut. melanoma	**6.1**	**15.9**
Anzu-cel in Melanoma	1a (Dose Escalation)	11	73% cutaneous 18% uveal 9% other	0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior ICI (median of 2 prior lines of ICI, median of 2.5 prior lines of ICI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.6**	**6.3**
IMA201/202/anzu-cel combined in Melanoma	1a (Dose Escalation)	19	63% cutaneous 11% uveal 26% other	0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior ICI (median 3 prior lines of ICI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma	**2.5**	**5.3**
Lifileucel (C-144-01, Cohort 2+4)[1]	2	153	54% cutaneous 0% uveal 45% other	median of 3 prior lines (min/max: 1/9) 100% received prior ICI	**4.1**	**13.9**
Tilsotolimod + Ipilimumab (ILLUMINATE-301)[2]	3	238	85% cutaneous 0% uveal 15% other	57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior ICI	**2.9**	**11.6**
Nivolumab + Relatlimab (RELATIVITY-020, D1 Cohort)[3]	1/2	354	68% cutaneous 0% uveal 32% other	46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior ICI	**2.1**	**14.7**

These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted.

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Chesney et al., 2022; [2] Diab et al., 2024; [3] Ascierto et al., 2023
PFS: progression-free survival; OS: overall survival; ICI: immune checkpoint inhibitor

Data cut-off Apr 7, 2025 18

Anzu-cel (IMA203) PRAME Cell Therapy

Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses


100
50
0
PFS [%]
0
10
20
30
40
PFS [months]
Log-rank: 0.019

	n	mPFS	mFU
Dose Escalation anzu-cel	11	2.6	ND
Dose Expansion anzu-cel <50% tumor size reduction (including tumor size increase)	19	5.8	8.7
Dose Expansion anzu-cel ≥50% tumor size reduction	14	12.9	19.5

- 42% (14/33) patients in dose expansion have a deep response (≥50% tumor reduction)
- This subgroup of patients has highly medically meaningful mPFS of more than 1 year
- Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses

PRAME Wave #1: anzu-cel
Anzutresgene autoleucel (anzu-cel, formerly IMA203), ND, not defined; mFU, median follow-up; mPFS, median progression-free survival.
Data cut-off Apr 07, 2025 19

SUPRAME: A Randomized Ph3 Trial of Anzu-cel (IMA203) PRAME-directed TCR T-cell Therapy vs Investigator's Choice in Unresectable or Metastatic Melanoma post ICI immatics

Actively Enrolling, >65 Sites Planned across North America and Europe

Patient Population:
Unresectable or metastatic melanoma post ICI
N=360

Randomization 1:1

Anzu-cel (IMA203)
n=180

Investigator's choice
n=180

nivolumab/relatlimab, nivolumab, ipilimumab, pembrolizumab, lifileucel, chemotherapy

Primary Endpoint

- PFS

Key Secondary Endpoint

- Overall survival

Secondary Endpoints

- **Efficacy:** ORR
- **Safety:** TESAEs, AEs of special
- interest
- **Quality of life:** EORTC QLQ-C30 and EQ-5D-5L

Expected timelines SUPRAME trial

2026

- Interim analysis[1]: 2026
- Final analysis[1]: 2026

2027

- BLA submission: 1H 2027
- Launch: 2H 2027

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1] Pre-specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death) ICI: immune checkpoint inhibitor; PFS: progression-free survival; ORR: objective response rate; TESAEs: treatment-emergent serious adverse events; AE: adverse event; EORTC: European Organization for Research and Treatment of Cancer; QLQ-C30: Core Quality of Life questionnaire; EQ-5D-5L: European Quality of Life 5 Dimensions 5 Level Version

20

Cell Therapy Manufacturing Facility To Support Anzu - cel BLA and Commercialization 21 • ~100,000 sq ft s tate - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trials as well as planned commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston Metropolitan Area, Texas, offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC Anzutresgene autoleucel ( anzu - cel, formerly IMA203); BLA: Biologics License Application PRAME Wave #1: anzu - cel

IMA203CD8 PRAME Cell Therapy (GEN2) Expansion to all Advanced PRAME Cancers PRAME Wave #2 22

IMA203CD8 PRAME Cell Therapy (GEN2): Expansion of Commercial Opportunity to all Advanced PRAME Cancers



T cell Help
CD8-engineered CD4 T CELL
CD8 T CELL
PRAME TCR
CD8
Cytotoxic Activity
Cytotoxic Activity
TUMOR CELL DEATH

The PRAME⁺/HLA-A*02:01⁺ addressable patient opportunity across a broad range of PRAME expression is

>75K

per year



IMA203CD8 Opportunity

2L Solid Tumors

	US	EU5
Ovarian	2K	2K
Uterine	4K	4K
sqNSCLC	7K	10K
HNSCC	2K	2K
Breast	5K	8K
Others	16K	18K

- Co-transduction of CD8αβ alongside PRAME TCR **adds functional CD4⁺ T cells** designed to boost cytotoxicity
- Proof of concept from preclinical experiments[1] and CD19 CAR T cell studies in leukemia[2]
- Based on its **enhanced pharmacology,** IMA203CD8 provides the potential to expand to **tumor-agnostic** label in 2L PRAME cancers across broad spectrum of PRAME expression level (see appendix for PRAME expression levels)
- **Ovarian carcinoma** chosen as initial proof-of-concept

PRAME Wave #2: IMA203CD8

All patient numbers refer to PRAME⁺/HLA-A*02:01⁺ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom [1] Bajwa et al. 2021 Journal for Immunotherapy of Cancer; [2] Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic solid tumors who have received at least 1 prior therapy; sqNSCLC: squamous cell non-small-cell lung cancer, HNSCC: head and neck squamous cell carcinoma

23

Towards Proof - of - concept for Tumor - agnostic Targeting of PRAME Cancers with IMA203CD8 24 Dose escalation and determination of RP2D on track to be completed in 2026 to unlock the full clinical potential of IMA203CD8 Efficacy readouts including patients treated at the two highest dose levels (DL6 and DL7) expected in 2026 AE: adverse event; cPR : confirmed partial response; RP2D: recommended phase 2 dose. Summary: IMA203CD8 Cell Therapy in PRAME - positive Solid Tumors Manageable Tolerability Manageable tolerability at increasing dose levels with most frequent ≥Grade 3 AEs being anticipated cytopenia Encouraging Clinical Activity Encouraging early clinical anti - tumor activity in advanced solid tumors after one - time infusion of IMA203CD8 already at a low median dose of 1.6 billion total TCR T cells Deep & Durable Responses Deep and durable objective responses were observed for up to 3+ years during dose escalation • 3 complete responses + 2 cPRs with - 100% reduction of target lesions • 66% (21/32) of responders showing deep responses with tumor reduction of ≥ 50% • 7 responses ongoing for ≥ 1 year post infusion • Promising initial dose - dependent signal in 5 patients with ovarian carcinoma treated at ≥DL5 : 2 cPRs , incl. 1 ongoing metabolic complete response, 1 PR Development Opportunity • IMA203CD8 positioned in tumor - agnostic setting of advanced PRAME cancers beyond melanoma, starting with gynecologic cancers • The Phase 1 trial could also support the positioning of IMA203CD8 without the requirement of post - infusion low - dose IL - 2 in the future Data cutoff Oct 27, 2025 PRAME Wave #2: IMA203CD8 Busse et al., ESMO - IO 2025

Study Schema: IMA203CD8 in Solid Tumors Expressing PRAME

Ongoing Phase 1a Dose Escalation Study

Key Eligibility Criteria

- Adults with advanced and/or metastatic solid tumors
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- Patients having received or not been eligible for all available SOC treatment
- Adequate organ function
- No active brain metastasis


Patient Journey
SCREENING / MANUFACTURING
TREATMENT / OBSERVATION
FU
HLA-A*02:01 Testing
(blood)
Leukapheresis
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
IMA203CD8
Dose Escalation
DL3-DL6ᵇ
~0.4 – 7 billion total TCR T cells
DL7
~7.2 – 10 billion total TCR T cells
one-time infusion
± Low Dose IL-2ᶜ
1M IU SUBQ QD x 5 days, then
1M IU SUBQ BID x 5 days
PRAME Testingᵃ
Biopsy or archived tissue
Inclusion of
PRAME-positive patients
IMA203CD8
manufacturing
(~2 weeks)

Key Objectives

Primary:
- Safety/tolerability

Secondary:
- Efficacy
- Pharmacokinetics

Busse et al., ESMO-IO 2025

[a] PRAME testing no longer required for indications with high PRAME prevalence [b] Based on initial safety data observed with anzu-cel (IMA203), dose escalation for IMA203CD8 was initiated at DL3. Total TCR T cells calculated from defined number of TCR T cells/m² body surface area (BSA) per dose level x 1.8 m² BSA (BSA of average patient); [c] Each dose level ≥ DL4c is evaluated ±IL-2: start without IL-2; if considered tolerable, either add IL-2 at the same dose, or escalate to the next dose without IL-2; outpatient IL-2 administration at investigator's discretion. BID: twice daily; DL: dose level; ECOG PS: Eastern Cooperative Oncology Group Performance Status; FU: follow-up; IL: interleukin; IU: international unit; QD: daily; SOC: standard-of-care; SUBQ: subcutaneous. ClinicalTrials.gov: NCT03686124, Accessed Oct 28, 2025.

PRAME Wave #2: IMA203CD8 Data cutoff Oct 27, 2025 25

IMA203CD8 PRAME Cell Therapy (GEN2): Baseline Characteristics & Prior Treatment 26 Efficacy evaluable Population 2 Safety Population 1 Other 4 n=5 Synovial Sarcoma n=11 Ovarian Carcinoma n=11 Melanoma 3 n=42 All Indications N=78 54 (38, 71) 40 (20, 66) 60 (35, 75) 62 (23, 85) 60 (20, 85) Age , median (range) 3 (60) 4 (36) 11 (100) 21 (50) 46 (59) Female , n (%) 2 (40) 2 (18) 8 (73) 22 (52) 36 (46) ECOG PS 1 , n (%) 4 (80) 4 (36) 5 (45) 22 (52) 3 7 (4 7 ) LDH ≥1 x ULN, n (%) 6.4 (3.9, 12.3) 9.4 (1.2, 41.1) 9.6 (3.4, 21.6) 8.8 (1.5, 43.4) 9 .4 (1 . 1, 43 . 4) Tumor burden 5 Target lesion sum of diameter [cm], median (range) 6 (5, 14) 7 (1, 15) 5 (2, 25) 4 (1, 25) 5 (1, 25) Number of tumor lesions 5 Median (range) 1 (20) 1 (9) 4 (36) 24 (57) 33 (45) Liver metastasis 5 , n (%) 0 (0) 0 (0) 0 (0) 4 (10) 4 (5) Brain metastasis 5 , n (%) - - 5 (45) - - Platinum - resistant, n (%) 3 (2, 5) 2 (1, 5) 4 (1, 7) 3 (0, 8) 3 (0, 8) Lines of systemic treatment Median, (range) Data cutoff Oct 27, 2025 Busse et al., ESMO - IO 2025 PRAME Wave #2: IMA203CD8 Heavily Pre - treated Patients with Limited Treatment Options 1 All patients who started lymphodepletion; 2 All patients who received IMA203CD8 infusion and had at least one post - baseline scan or progressive disease; 3 Includes cutaneous melanoma (n=22), uveal melanoma (n=14), mucosal melanoma (n=3), acral melanoma (n=1) and melanoma of unknown primary (n=2); 4 Includes uterine cancer, lung adenocarcinoma, NSCLC and TNBC; 5 For N=74 with available assessment of baseline tumor burden (not available for n=1 cutaneous melanoma, n=2 ovarian carcinoma, n=1 synovial sarcoma in safety population); ECOG: Ea st ern Cooperative Oncology Group Performance Status; LDH: lactate dehydrogenase; NSCLC: non - small cell lung cancer; TNBC: triple - negative breast cancer; ULN: upp er limit of normal.

IMA203CD8 PRAME Cell Therapy (GEN2): Tolerability in Advanced Solid Tumors

Overall Manageable Tolerability Profile

TEAEs in ≥20% of patients

	N=78[a]	
Preferred term, n (%)	**Any grade**	**Grade ≥3**
Neutropenia	67 (86)	66 (85)
Anaemia	61 (78)	40 (51)
Thrombocytopenia	55 (71)	25 (32)
Nausea	50 (64)	0
Lymphopenia	36 (46)	35 (45)
Fatigue	30 (39)	6 (8)
ALT/AST increased	30 (39)	9 (12)
Rash/Rash maculo-papular	26 (33)	3 (4)
Constipation	25 (32)	0
Hypokalaemia	24 (31)	0
Leukopenia	20 (26)	18 (23)
Vomiting	20 (26)	0
Abdominal pain	17 (22)	2 (3)
Diarrhoea	17 (22)	3 (4)
Pyrexia	17 (22)	0
Hyponatraemia	17 (22)	1 (1)
Headache	16 (21)	0

Adverse events of special interest

	N=78[a]
CRS, any grade, n (%)	**74 (95)**
Grade 1	27 (35)
Grade 2	39 (50)
Grade 3	7 (9)
Grade 4	1 (1)
HLH, any grade, n (%)	**7 (9)**
Grade 1	0
Grade 2	4 (5)
Grade 3	2 (3)
Grade 4	1 (1)
ICANS, any grade, n (%)	**6 (8)**
Grade 1	4 (5)
Grade 2	1 (1)
Grade 3	1 (1)

All TEAEs occurring in at least 16 patients (≥20%) are presented. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018, for patients enrolled under protocol v11.0 and higher according to Neelapu et al, 2019).

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly Grade 1-2, consistent with mechanism of action
- Previously reported DLTs in 2 patients at DL4b
  - Patient DL4b-01: high in vivo TCR T-cell expansion, Grade 4 neurotoxicity, Grade 4 CRS, Grade 3 HLH
  - Patient DL4b-04: Grade 3 CRS defined by Grade 3 ALT elevation which resolved to Grade 2 within 10 days; no need for vasopressors or ventilation
- Further modification of the inclusion/exclusion criteria and IL-2 scheme allowed continuation of dose escalation to DL4c up to present DL7; no further DLTs observed since then
- No IMA203CD8-related Grade 5 events[b]

Dose escalation ongoing at DL7 based upon manageable tolerability

Busse et al., ESMO-IO 2025

[a] All patients who started lymphodepletion. Includes one patient that started lymphodepletion but did not receive IMA203CD8 cells yet. Includes one patient without AE entry at date of data cutoff. [b] Possibly-related Grade 5 event as previously reported was determined by the principal investigator to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), a grade 4 HLH event, the toxicity management and rapidly-progressing disease. ALT: alanine aminotransferase; AST: aspartate aminotransferase; CRS: cytokine release syndrome; Cy, cyclophosphamide; Flu, fludarabine; DL: dose level; DLT: dose-limiting toxicity; HLH: hemophagocytic lymphohistiocytosis; ICANS: immune effector cell-associated neurotoxicity syndrome; TCR: T-cell receptor; TEAE: treatment-emergent adverse event.

PRAME Wave #2: IMA203CD8

Data cutoff Oct 27, 2025

27

IMA203CD8 PRAME Cell Therapy (GEN2): Tumor Reduction During Dose Escalation

All Dose Levels Across Various PRAME-expressing Indications


Melanoma (n=42[a])
Ovarian Carcinoma (n=11[b])
Synovial Sarcoma (n=11)
Other[c] (n=5)
Median dose [x10⁹] TCR T cells
1.6
2.3
1.6
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
n=69 a, b
PD
SD
PR
cPR
CR
cCR
ongoing

All (n=69)	
cORR	**36% (23/64)**
ORR	46% (32/69)
Tumor reduction	78% (54/69)
DCR (at week 6)	84% (58/69)
mDOR, (range)	9.2 mo (1.5, 36.4+)
mFU	14 mo

Encouraging response rate already at low median dose of 1.6 billion total IMA203CD8 TCR T cells

Busse et al., ESMO-IO 2025

[a] Includes 3 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan, n=1 with non-evaluable measurements of target lesions (all DL4a); [b] Includes 2 patients without post-baseline scan not depicted in plot: n=2 deceased prior to first scan (1 DL4a, 1 DL5); [c] Includes uterine cancer, lung adenocarcinoma, NSCLC and TNBC; * best change and RECIST BOR at different timepoints; # Ongoing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase; patient off study at month 8 and receiving further anti-tumor treatment; DCR: includes one patient with post-baseline scan at week 5; ORR: according to RECIST 1.1 at any post-baseline scan; cORR: according to RECIST 1.1 for patients with at least two available post-baseline scans (excluding patients with ongoing unconfirmed response) or patients with PD or death at any prior timepoint, patient DL4a-25 had a cPR prior to CR; BOR: best overall response; (c)CR: (confirmed) complete response; DCR: disease control rate; mDOR: median duration of response; mFU: median follow-up; NSCLC: non-small cell lung cancer; (c)ORR: (confirmed) objective response rate; PD: progressive disease; (c)PR: (confirmed) partial response SD: stable disease; TNBC: triple-negative breast cancer.

PRAME Wave #2: IMA203CD8
Data cutoff Oct 27, 2025
28

IMA203CD8 PRAME Cell Therapy (GEN2): Changes in Tumor Size Over Time During Dose Escalation



Deep and Durable Responses for up to 3+ Years
Best overall response (RECIST 1.1)
cCR
DL4b-04
CR
DL4a-25
DL7M-01
cPR
DL3-02
DL4a-01
DL4a-02
DL3-04
DL4a-03
DL4b-02
DL4a-05
DL4a-06
DL4a-07
DL4a-17
DL4a-18
DL3-05
DL4a-27
DL4a-29
DL4a-34
DL5M-01*
DL4c-01
DL3-06
DL6M-02
DL4c-04
DL6-02
PR
DL4a-19
DL4cM-01
DL4cM-02
DL4a-32
DL4a-36
DL6M-01
DL4c-03
DL6M-03
SD
DL3-01
DL3-03
DL4b-01
DL4b-03
DL4a-09
DL4a-10
DL4a-11
DL4a-12
DL4a-16
DL4a-21
DL4a-22
DL4a-23
DL4a-24
DL4a-26
DL4a-28
DL4a-30
DL4a-31
DL4a-33
DL4cM-03
DL4a-37
DL5M-03
DL4a-38
DL4c-02
DL7M-02
DL6M-04
DL7M-03
PD
DL4a-04
DL4a-15
DL4a-20
DL6-01
DL6-03
DL5M-04
ongoing
Change in Sum of Longest Diameter of Target lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
0
3
6
9
12
15
18
27
30
33
36
Months post T cell Infusion

Busse et al., ESMO-IO 2025

PRAME Wave #2: IMA203CD8

5 patients without post-baseline scan not depicted in plot: n=2 with melanoma deceased prior to first scan, n=1 with melanoma had non-evaluable measurements of target lesions (all DL4a), n=2 with ovarian carcinoma deceased prior to first scan (1 DL4a, 1 DL5); * Ongoing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker increase; patient off study at month 8 and receiving further anti-tumor treatment; BL: baseline; (c)CR: (confirmed) complete response; PD: progressive disease; (c)PR: (confirmed) partial response; SD: stable disease.

Data cutoff Oct 27, 2025

29

IMA203CD8 PRAME Cell Therapy (GEN2) in Patients with Ovarian Carcinoma

Dose Escalation at Higher Doses (≥DL5) Ongoing to Unlock Full Potential of IMA203CD8



Dose-dependent promising signal at higher doses ≥DL5 with 2 cPRs and 1 PR (all DL shown)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1)
50
0
-50
-100
14
0
-8
-12
-21
-40
-48
-60
-74
n=11ª
PD
SD
PR
cPR
ongoing
DL5M-04
DL4a-30
DL4cM-03
DL4a-37
DL4a-22*
DL6M-01
DL4a-36
DL6M-02
DL5M-01#



Deep confirmed objective responses at higher doses ≥DL5 (all DL shown)
Change in Sum of Longest Diameter of Target lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
DL5-
DL6-
DL6-
Ongoing metabolic complete response
DL5-
#
0
3
6
9
12
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
DL5M-01#
DL6M-02
PR
DL4a-36
DL6M-01
SD
DL4a-22
DL4a-30
DL4cM-03
DL4a-37
PD
DL5M-04
ongoing

Data Supplement to Busse et al., ESMO-IO 2025

Tolerability in ovarian carcinoma was generally consistent with full IMA203CD8 tolerability profile

PRAME Wave #2: IMA203CD8

ª Includes 2 patients without post-baseline scan not depicted in waterfall and spider plot: n=2 deceased prior to first scan (1 DL4a, 1 DL5); * best change and RECIST BOR at different timepoints; # Ongoing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response due to tumor marker CA-125 increase; patient off study at month 8 and receiving new anti-tumor treatment; BL: baseline; BOR: best overall response; PD: progressive disease; (c)PR: (confirmed) partial response; SD: stable disease.

Data cutoff Oct 27, 2025

30

IMA402 PRAME Bispecific Expansion to Earlier - Line PRAME Cancers PRAME Wave #3

IMA402 PRAME Bispecific: Expansion of the Commercial Opportunity to Earlier-Line PRAME Cancers

TCR Bispecifics (TCER®)

✓ **Antibody-like format with half-life extension (HLE)**

Long half life of 1-2 weeks[1] allows for q2w or longer dosing intervals



✓ **Anti-tumor Activity**

High-affinity and specificity TCR domain targeting tumor pHLA molecules

✓ **Optimized tolerability**

Low-affinity T cell recruiter against CD3/TCR allows higher dosing

>145K

addressable PRAME⁺/HLA-A*02:01⁺ patients in the US & EU5



IMA402 Opportunity

1L Solid Tumors

	US	EU5
Cut. Melanoma	6K	6K
Ovarian	7K	9K
Uterine	6K	6K
sqNSCLC	16K	23K
Breast	7K	10K
Others	25K	32K

PRAME Wave #3: IMA402

[1] median half-life IMA402: ~7 days; All patient numbers refer to PRAME⁺/HLA-A*02:01⁺ patients in the US and EU5 in 2025 based on initial threshold for all indications except for sqNSCLC (optimized threshold considered for further development due to IMA401 combination potential); Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; q2w: once every two weeks; sqNSCLC: squamous cell non-small-cell lung cancer

32

IMA402 PRAME Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability

Favorable tolerability profile

Most common treatment-related AEs are low-grade CRS and expected & transient lymphopenia

Activity & Duration of Response[1]

Promising clinical activity and deep and durable responses observed at RP2D range during dose escalation

30% (6/20) cORR across all indications, incl. **melanoma & ovarian carcinoma**

Promising early PFS/iPFS, OS

Pharmacokinetics

Median half-life of ~7 days

Potential for:

- Bi-weekly dosing
- Combination with ICIs or SOC

Development Potential

Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC)

Development opportunities in cut. melanoma, gyn-onc, sqNSCLC (potential exploration of IMA402 + IMA401 combo)



Cancer Cell
PRAME
TCER® IMA402

Phase 1b dose expansion ongoing with & w/o ICI to identify final RP2D

[1] at doses 10-30 mg; AE: adverse event; CRS: Cytokine release syndrome; ICI: immune checkpoint inhibitor; RP2D: recommended phase 2 dose; SOC: standard of care

PRAME Wave #3: IMA402 Data cut-off Sep 26, 2025 33

Phase 1/2 Clinical Trial to Evaluate IMA402 PRAME Bispecific

immatics

Objectives

Primary:

- Determine MTD and/or RP2D
- Assess safety and tolerability

Secondary:

- Evaluate initial anti-tumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors expressing PRAME**[1]
- No prospective PRAME testing required
- HLA-A*02:01 positive
- ECOG performance status 0-1
- Received or not eligible for all available indicated standard of care treatments

Sub-therapeutic dose[2]:
- 0.02 mg
- 0.06 mg
- 0.12 mg
- 0.36 mg
- 0.8 mg
- 1.6 mg

- 3 mg
- 4 mg
- 5 mg
- 8 mg

RP2D range:
- 10 mg
- 12 mg
- 20 mg
- 30 mg

Total safety population (N=80)

- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- q1w step dosing (3 doses) up to target dose[3]
- q2w dosing planned based on favorable PK and already applied for individual patients

- **Ph1a dose escalation completed, MTD not reached at 30 mg**
- **Provisional RP2D range identified at 10 to 30 mg**
- **Ph1b dose expansion ongoing at two distinct doses within RP2D range**
- **Combination with immune checkpoint inhibitor started**

PRAME Wave #3: IMA402

EudraCT No. 2022-503133-54-00; NCT05958121; [1] Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, squamous non-small cell lung cancer; [2] Based on preclinical *in vitro* and *in vivo* data; [3] Step dosing introduced at 0.36 mg, optimized step dosing currently being applied: 0.03 mg/0.3 mg/6 mg/target dose, low-dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dose levels; BLRM: bayesian logistic regression model; MABEL: minimum anticipated biological effect level ; MTD: maximum tolerated dose; q1w: every week; q2w: every 2 weeks; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 34

Demographics and Baseline Characteristics IMA402 PRAME Bispecific

immatics

	Safety population (N=80)	Efficacy population (N=57)[1]		
	0.02-30 mg	≤1.6 mg (n=15)	3 – 8 mg (n=22)	RP2D range, ≥10 mg (n=20)
Age				
Median (min, max)	**59 (21, 82)**	61 (28, 82)	55 (34, 74)	**56 (37, 74)**
ECOG performance status				
0, n (%)	**47 (59)**	6 (40)	11 (50)	**11 (55)**
1, n (%)	**33 (41)**	9 (60)	11 (50)	**9 (45)**
Prior lines of systemic treatment				
Median (min, max)	**3 (1, 7)**	3 (2, 7)	3 (1, 5)	**3 (1, 6)**
LDH at baseline				
≤ 1xULN, n (%)	**39 (49)**	5 (33)	11 (50)	**14 (70)**
1-2xULN, n (%)	**40 (50)**	9 (60)	11 (50)	**6 (30)**
> 2xULN, n (%)	**1 (1)**	1 (7)	0 (0)	**0 (0)**
Baseline tumor burden				
Median target lesion sum of diameter (mm) (min, max)	**80 (16, 398)**	80 (46, 398)	68 (25, 258)	**76 (21, 255)**
Tumor lesions				
Number of lesions, median (min, max)	**4 (1, 15)**	4 (2, 10)	6 (1, 15)	**4 (2, 11)**
Liver metastases, n (%)	**33 (41)**	8 (53)	8 (36)	**6 (30)**
Brain metastases, n (%)	**6 (8)**	1 (7)	1 (5)	**3 (15)**

Heavily pre-treated patient population with comparable baseline characteristics across dose groups

PRAME Wave #3: IMA402

[1] Efficacy-evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/0.3 mg/6 mg, and 1 target dose); Baseline characteristics for melanoma and ovarian carcinoma are listed in the appendix; ECOG: eastern cooperative oncology group; LDH: Lactate dehydrogenase; RP2D: recommended phase 2 dose; ULN: upper limit of normal.

Data cutoff Sep 26, 2025 35

IMA402 PRAME Bispecific Shows a Favorable Tolerability Profile

Safety Population (N=80)

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Lymphopenia	40 (50)	30 (38)
Cytokine release syndrome	31 (39)	1 (1)
Arthralgia	21 (26)	1 (1)
Fatigue	19 (24)	
Alanine aminotransferase increased	16 (20)	7 (9)
Aspartate aminotransferase increased	14 (18)	5 (6)
Rash	13 (16)	
Pruritus	11 (14)	
Pyrexia	11 (14)	
Anaemia	10 (13)	2 (3)
Myalgia	10 (13)	1 (1)
Nausea	9 (11)	
Gamma-glutamyltransferase increased	8 (10)	3 (4)
Lipase increased	7 (9)	
Abdominal pain	7 (9)	
Hypertension	3 (4)	2 (3)
Neutropenia	2 (3)	2 (3)
Blood creatinine increased	2 (3)	1 (1)
Stomatitis	2 (3)	1 (1)
Tumour pain	2 (3)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	78 (98)	48 (60)
Treatment-related	76 (95)	42 (53)

- **Favorable tolerability** across wide dose range and consistent with tolerability at RP2D range (see appendix)
- **Most frequent/relevant related AEs** were
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Low-grade CRS (33% G1, 5% G2, 0% G3, 1% G4) mostly at first step dose
    - One CRS G4 event in patient at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization
- No ICANS observed
- No IMA402-related Grade 5 events
- **MTD not reached[2] at 30 mg**

[1] All treatment-emergent adverse events (TEAEs) for IMA402 monotherapy at least possibly related to IMA402 infusion with Grade 1-2 occurring in at least 7% of patients and all events with ≥ Grade 3, one additional patient treated with IMA402 at first step dose + pembrolizumab is not included in the safety population/table and had the following AEs: lymphopenia G3, erythema G1 , TSH decrease G1; [2] Two dose-limiting toxicities (DLTs) at 0.08 mg and 0.3 mg; AE: adverse event; CRS: cytokine release syndrome; G: grade; ICANS: immune effector cell-associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose.

PRAME Wave #3: IMA402 Data cutoff Sep 26, 2025 36

Clinical Proof-of-Concept of IMA402 PRAME Bispecific across Various Indications

Dose-Response Relationship in Monotherapy Setting



≤1.6 mg
3 - 8 mg
RP2D ≥10 mg
cORR 30%
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
51 42 23 23 18 16 13 9 7 4 1 0 -3 -24 -33
40 37 34 30 14 14 13 10 9 3 -2 -3 -12 -13 -22 -29 -29 -40 -41
51 41 29 21 15 9 4 0 0 0 -2 -3 -17 -25 -35 -44 -51 -68 -77 -100
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
N=57

Indications
- Ovarian Carcinoma
- Melanoma[1]
- Other Indications[2]

- All responders with ovarian carcinoma were platinum resistant
- All responders with melanoma were ICI-resistant

[1] Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma; [2] Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR: confirmed objective response rate; cPR: confirmed partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; SD: stable disease; PR: partial response; RECIST: response evaluation criteria in solid tumors; RP2D: recommended phase 2 dose.

PRAME Wave #3: IMA402

Data cutoff Sep 26, 2025 37

Deep and Durable Responses at RP2D Range 38 6/6 Confirmed Objective Responses Ongoing, incl. Two Complete Metabolic Responses at 12 mg IMA402 Complete metabolic response at 12 mg PD SD cPR Ongoing response/ disease control Ongoing treatment BOR (RECIST 1.1) All indications Melanoma Ovarian carcinoma 2/3 29% (4/14) 30% (6/20) cORR not reached 2.2 not reached 7.3 not reached 4.2 mDOR (mo) mFU (mo) 2/3 57% (8/14) 55% (11/20) Tumor shrinkage 2/3 71% (10/14) 65% (13/20) DCR (at week 6) RECIST 1.1 BL: baseline; BOR: best overall response; cPR : confirmed partial response; cORR: confirmed objective response rate; DCR: disease control rate ; mDOR : median duration of response; mFU : median follow - up; PD: progressive disease; PR: partial response; RP2D: recommended phase 2 dose; SD: stable disease. Complete metabolic response at 12 mg Data cutoff Sep 26, 2025 N=20 PRAME Wave #3: IMA402

Early Promising PFS and OS Snapshot for IMA402 at RP2D Range Survival Outcomes Across All Indications at All Dose Levels Median PFS Median OS ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 5.4 13.9 12.1 10.3 NA mOS (mo) mFU (mo) 94% 63% 33% 1y - OS rate ≥10 mg 3 – 8 mg ≤ 1.6 mg 4.8 6.8 1.5 NA 1.4 NA mPFS (mo) mFU (mo) 45% 5% 0% 6m PFS rate Median iPFS 1 ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 6.3 2.1 NA 1.4 NA miPFS (mo) mFU (mo) 58% 14% 0% 6m iPFS rate 39 Efficacy population n=15 ≤1.6 mg n=22 3 - 8 mg n=20 ≥10 mg 1 iRECIST , developed by the RECIST Working Group, adapts RECIST 1.1 definition for progression for immunotherapies by introducing unco nfi rmed ( iUPD ) and confirmed ( iCPD ) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST . PFS (according to RECIST 1.1) and iPFS (according to iRECIST ), are prospectively defined co - secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy; mFU : median follow - up; (m)PFS: (median) progression - free survival; (m)OS: (median) overall survival; RP2D: recommended phase 2 dose ; 6m: 6 months; 1y: 1 year. Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

Patient Case: Ongoing PET-based Complete Metabolic Response in Cutaneous Melanoma

Patient Characteristics & Outcomes	
Patient & Diagnosis	68-year-old female with ICI-resistant cutaneous melanoma; initial diagnosis in 2004
Disease at Baseline	• Target lesions: 2 peritoneal, 1 abdominal • Non-target lesions: brain and lung (left and right) • Intensive immune-related previous medical history
Prior systemic therapy	3 prior lines of therapy: • Adjuvant: nivolumab • Ipilimumab + nivolumab, discontinued due to toxicity • Lenvatinib + pembrolizumab, BOR: PD
Study Treatment	Initial dose: 5 mg, escalated to 20 mg Bi-weekly treatment 9 months post treatment start
Response Assessment	• First assessment (6 weeks): PR • Complete response in brain lesion • **Ongoing cPR with -68% tumor reduction and PET scan with complete metabolic response** at 8 months after switch to 12 mg


Baseline
6 weeks
3 months
5 months
Peritoneum incl. ovaries
Peritoneum

PRAME Wave #3: IMA402

Scans courtesy of Dr. Dirk Schadendorf, University Hospital Essen
BOR: best overall response; (c)PR: (confirmed) partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; PET: positron emission tomography.

Data cutoff Sep 26, 2025 40

IMA402 PRAME Bispecific Ph1a Dose Escalation Summary and Next Steps

Expansion to Earlier-Line PRAME Cancers

Promising Monotherapy & High Potential in Combination

- ✓ Favorable tolerability profile
- ✓ Deep & durable responses
- ✓ Promising early PFS/iPFS and OS

Development Opportunities in 2026

- **Ph1b dose expansion** completion (RP2D with & w/o ICI)
- **Initiation of additional Ph1b/Ph2 expansion cohorts** in focus indications

Initial Focus Indications	Development Opportunities
Cut. melanoma	IMA402 1L advanced: ICI combo IMA402 2L ICI-resistant[1]: monotherapy or ICI combo
Gyn-Onc	IMA402 PSOC: SOC combo IMA402 PROC[1]: monotherapy or non-platinum SOC combo IMA402 2L EC: ICI combo
sqNSCLC	IMA402 + IMA401 with or without ICI

[1] Potential to become registration-directed subject to Ph1b data; 1L: first line or later, 2L: second line or later; cut. melanoma: cutaneous melanoma; EC: endometrial carcinoma; Gyn-Onc: gynecologic cancers; ICI: immune checkpoint inhibitor; OS: overall survival; PFS: progression-free survival; PROC: platinum-resistant ovarian cancer; PSOC: platinum-sensitive ovarian cancer; RP2D: recommended phase 2 dose; SOC: standard of care; sqNSCLC: squamous cell non-small cell lung cancer.

PRAME Wave #3: IMA402

Data cutoff Sep 26, 2025 41

IMA401 MAGEA4/8 Bispecific Maximizing the Potential of Bispecifics Combination  Entering the PRAME Franchise

IMA401 MAGEA4/8 Bispecific

Summary: Phase 1 Dose Escalation Study

Tolerability

Most common treatment-related AEs were low-grade CRS, expected and transient lymphopenia and mostly transient, well-manageable and not re-occurring neutropenia

Activity & Duration of Response[1]

- 25% cORR (2/8) in head and neck cancer
- 29% cORR (2/7) in melanoma
- Promising clinical activity in sqNSCLC

Pharmacokinetics

Median terminal half-life of >14 days

Potential for:
- Flexibility in dosing schedules
- Combination with IMA402 with or without ICI

Development Potential

Opportunity to explore potential combination of IMA401 with IMA402, with and without ICIs, in patients with sqNSCLC and other indications

>90% of patients with sqNSCLC are targetable

Potential to boost anti-tumor activity in ~60% of patients positive with both targets


Cancer Cell
MAGEA4/8
TCER® IMA401

Phase 1a dose escalation completed

[1] at dose range of 1-2.5 mg; AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; PR: Partial Response; DCR: disease control rate; ICI: immune checkpoint inhibitor; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous cell non-small-cell lung cancer

MAGEA4/8 Bispecific IMA401 Data cutoff Sep 26, 2025 43

Phase 1 Clinical Trial to Evaluate IMA401 MAGEA4/8 Bispecific

immatics

Objectives

Primary:
- Determine MTD and/or RP2D in monotherapy and in combination with ICI

Secondary:
- Assess safety and tolerability
- Evaluate initial anti-tumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**[1]
- HLA-A*02:01 positive
- MAGEA4/8-positive
- ECOG performance status 0-2
- Received or not eligible for all available indicated standard of care treatments


Monotherapy
IMA401 + ICI
0.0066 mg
0.02 mg
0.06 mg
0.18 mg
0.54 mg
1.0 mg
1.0 mg + Pembrolizumab
1.2 mg
1.5 mg
1.5 mg + Pembrolizumab
1.8 mg
2.0 mg
RP2D range
2.5 mg

Total safety population (N=55)

- Basket trial with >15 different tumor indications in last-line
- MABEL-based starting dose
- Dose escalation based on cohorts of 1-6 patients using adaptive design (BLRM model)
- Initial q1w step dosings[2] (2-3 doses) up to target dose, q2w after reaching target dose[3]

- MTD not reached, provisional RP2D range 1 to 2 mg
- Ph1a dose escalation completed

MAGEA4/8 Bispecific IMA401

EudraCT No 2021-004326-30; NCT05359445; [1] Basket trial with >15 different tumor indications [2] Step dosing introduced at 1.2 mg, low-dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dose levels; [3] q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; BLRM: Bayesian logistic regression model; ICI: immune checkpoint inhibitor; (i)RECIST: (immune) response evaluation criteria in solid tumors; MABEL: minimum anticipated biological effect level; MTD: maximum tolerated dose, Ph1a: phase 1 a; RP2D: recommended phase 2 dose; Pts: patients.

Data cutoff Sep 26, 2025 44

Demographics and Baseline Characteristics

Patients Treated with IMA401 MAGEA4/8 Bispecific with or without Pembrolizumab

	Safety Population (N=55) 0.0066 mg – 2.5 mg	**Efficacy-evaluable population (N=38)**[1] ≥1 mg
Age Median (min, max)	63 (19, 82)	63 (28, 82)
ECOG performance status		
0, n (%)	17 (31)	11 (29)
1, n (%)	35 (64)	25 (66)
2, n (%)	3 (5)	2 (5)
Prior lines of systemic treatment Median (min, max)	4 (1, 9)	4 (1, 9)
LDH at baseline		
≤ 1xULN, n (%)	31 (56)	22 (58)
1-2xULN, n (%)	20 (36)	15 (39)
> 2xULN, n (%)	4 (7)	1 (3)
Baseline tumor burden Median target lesion sum of diameter (mm) (min, max)	67 (11, 223)	76 (15, 203)
Tumor lesions		
Number of lesions, median (min, max)	4 (1, 10)	4 (1, 10)
Liver metastases, n (%)	14 (25)	9 (24)
Brain metastases, n (%)	4 (7)	3 (8)

Heavily pre-treated and highly heterogenous patient population with >15 different indications

Efficacy population:

- All melanoma patients (n=7) were ICI pretreated
- All sqNSCLC patients (n=3) were ICI pretreated and have received ≥2 chemo regimens
- Majority of H&N patients have received Cetuximab and ICI (plus various chemotherapies)
- All IMA401 + pembrolizumab combo patients have progressed on prior ICI

Heavily pre-treated last-line patients with a median of 4 prior treatment lines

[1] All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow-up or who discontinued early due to disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses); ECOG: eastern cooperative oncology group; LDH: Lactate dehydrogenase; SOC: standard of care; ULN: Upper limit of normal.

MAGEA4/8 Bispecific IMA401 Data cutoff Sep 26, 2025 45

IMA401 MAGEA4/8 Bispecific – Tolerability Profile Across All Doses

immatics

Safety Population (N=55) Treated with IMA401 Monotherapy and in Combination with Pembrolizumab

Treatment-related AEs[1], n (%)	All Grades	≥ Grade 3
Cytokine release syndrome	19 (35)	0
Lymphopenia	16 (29)	13 (24)
Neutropenia	16 (29)	10 (18)
Thrombocytopenia	8 (15)	2 (4)
Headache	8 (15)	2 (4)
Leukopenia	7 (13)	3 (5)
Facial pain	7 (13)	2 (4)
Anaemia	7 (13)	5 (9)
Alanine aminotransferase increased	6 (11)	1 (2)
Fatigue	6 (11)	0
Pyrexia	6 (11)	0
Hypertension	4 (7)	2 (4)
Aspartate aminotransferase increased	4 (7)	2 (4)
Nausea	4 (7)	0
Hypoxia	2 (4)	1 (2)
Gamma-glutamyltransferase increased	2 (4)	1 (2)
Arthralgia	2 (4)	1 (2)
Febrile neutropenia	1 (2)	1 (2)
Pneumonia	1 (2)	1 (2)
Sinus tachycardia	1 (2)	1 (2)

TEAEs, n (%)	All Grades	≥ Grade 3
Any	54 (98)	39 (71)
Treatment-related	48 (87)	27 (49)

- **Most frequent/relevant related AEs** were
  - Low-grade CRS (24% G1, 11% G2, 0% G3, 0% G4), mostly at first step dose
  - Expected and transient lymphopenia, consistent with the mechanism of action
  - Neutropenia, mostly transient and not re-occurring after resolution under continued treatment[2]; well manageable at RP2D
- No ICANS observed
- Tolerability of IMA401 in combination with pembrolizumab consistent with IMA401 monotherapy
- MTD not reached (3 DLTs observed at 2.5 mg)[3]
- **RP2D range determined at 1-2 mg**
- **Favorable tolerability observed at RP2D range of 1-2 mg (see appendix)**

MAGEA4/8 Bispecific IMA401

[1] All treatment-emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 7% of patients and all events with ≥ grade 3; [2] One possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient was treated outside RP2D range with 2.5 mg IMA401 and did not receive dexamethasone pre-medication; [3] Three dose-limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre-medication; AE: adverse event; CRS: cytokine release syndrome; DLT: dose-limiting toxicity; ICANS: immune effector cell-associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose.

Data cutoff Sep 26, 2025 46

PR -100 -50 0 50 100 -69 -50 -43 -15 -6 13 62 -39 -19 0 -62 -54 -22 5 13 1919 38 -66 -25 -20 -19 -14 -12 -11 -6 0 1 3 18 20 22 29 40 56 96 B e s t % C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e a n d B O R ( R E C I S T 1 . 1 ) BL BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ Pembro combo ⯈ • • • • • ⯈ SD SD Promising Clinical Activity of IMA401 in H&N, Melanoma and Lung Cancer Efficacy Population 1 with ≥1 mg as Monotherapy or in Combination with Pembrolizumab 29% (2/7) cORR 57% (4/7) DCR Melanoma (n=7) 25% (2/8) cORR 63% (5/8) DCR H&N (n=8) sqNSCLC (n=3) • 1 PR ( patient died in biopsy procedure at ~week 7) • 1 SD for >4 months and OS ~16 months • 1 PD with shrinkage of liver target lesions 1 Efficacy - evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow - up or who discontinued early due to disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 s tep doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses) ; 2 Includes cutaneous melanoma and one patient with mucosal melanoma; 3 Includes gallbladder adenocarcinoma, triple - negative breast cancer, gastric cancer, small - cell lung cancer, esophageal large - cell neuroendocrine carcinoma and others, two patients in “Others” not shown in plot due to clinical progression before post - infusion scan; BOR: best overall resp onse; BL: baseline; (c)ORR: (confirmed) objective response rate; cPR : confirmed partial response; DCR: disease control rate; H&N: head and neck cancer; mDOR : median duration of response; mFU : median follow - up; OS: overall survival; PD: progressive disease; PR: partial response; RECIST: response evaluation criteria in solid tumors ; SD: stable disease; sqNSCLC : squamous non - small cell lung cancer. H&N sqNSCLC Melanoma 2 Other 3 (n=20, >10 different indications) LCNEC Esophageal SCLC TNBC SCLC Syn. Sarcoma Ovarian Carcinoma TNBC Urothelial Carcinoma Syn. Sarcoma LCNEC Lung Gallbladder Adenocarcinoma Gastric Adenocarcinoma Syn. Sarcoma Ovarian Carcinoma adNSCLC Ovarian Carcinoma Bladder Carcinoma NET CUP BOR (RECIST 1.1) PD SD PR cPR Ongoing response /disease control Pembrolizumab combo 47 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

Deep and Durable Responses Observed in Focus Indications at ≥1 mg Duration of All Confirmed Responses Beyond 6 Months post Infusion, Longest Response Ongoing >2 Years sqNSCLC Melanoma 1 H&N BL: baseline; BOR: best overall response; (c)PR: (confirmed) partial response; 1 M elanoma i ncludes cutaneous melanoma and one patient with mucosal melanoma ; H&N: head and neck cancer; sqNSCLC : squamous non - small cell lung cancer; PD: progressive disease; RECIST: response evaluation criteria in solid tumors ; SD: stable disease. 0 6 12 18 24 30 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR Data cut-off: 15-Oct-2025 Ongoing treatment BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ ⯈ ⯈ Palliative Radiotherapy + + + Target Lesion removed treatment ongoing +18m Target Lesion removed treatment until14m Target lesion removed; treatment until month 14 with 3/4 non - target lesions absent Target lesion removed; treatment ongoing +18m Palliative radiotherapy 48 Data cutoff Sep 26, 2025 N=18 MAGEA4/8 Bispecific IMA401

Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC

Patient Characteristics & Outcome	
Patient & Diagnosis	63-year-old male with ICI-resistant sqNSCLC; initial diagnosis in July 2018
Disease at Baseline	**Multiple metastases** in lymph nodes, skin, liver and bone
Prior systemic therapy	**4 prior lines of systemic therapy with BOR SD** • Adjuvant: cisplatin, vinorelbine • carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD • docetaxel, ramucirumab, BOR: SD • carboplatin, gemcitabine, BOR: SD, discontinued due to toxicity
Study Treatment	**1 mg IMA401 + 400 mg pembrolizumab Q6W;** Pt died during a biopsy due to pulmonary haemorrhage
Response Assessment	**PR at first scan post IMA401 treatment start with -39% tumor reduction**

PR with IMA401 in 5th line ICI-resistant sqNSCLC patient with shrinkage of all target lesions


Baseline
7 weeks
Lung
Jaw
Head
Head

MAGEA4/8 Bispecific IMA401

Scans courtesy of treating physician Dr. Martin Wermke, TU Dresden; BOR: best overall response; CRS: cytokine release syndrome; ALT: alanine aminotransferase; AST: aspartate aminotransferase; G: grade; ICI: immune checkpoint inhibitor; PR: partial response; Pt: patient; Q6W: once every 6 weeks; SD: stable disease; sqNSCLC: squamous non-small cell lung cancer

Data cutoff Sep 26, 2025 49

Expands addressable market as first step in sqNSCLC , potential for many other indications like HNSCC, TNBC, endometrial carcinoma, ovarian carcinoma, melanoma, sarcoma and other s as next steps Bispecifics Combination with Increased Commercial Potential PRAME+ or MAGEA4/8+ i ncluding 60% double positive > 90% Potential to Unlock >90% of sqNSCLC Patients with IMA401 + IMA402 Dual Targeting 50 Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log - scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression th reshold applied to TCGA data; Bar graph: In vitro LDH - killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGE A4/8 (~250 copies per cell), TCER® concentration: 1nM IMA401 and 10 nM IMA402; 3 Refers to addressable 1L advanced HLA - A*02:01/target+ patients in the US & EU5 in 2025, Source: Clarivate Disease Landscape and Forecast; HNSCC: head and neck squamous cell carcinoma; sqNSCLC : squamous non - small cell lung cancer. >90% of patients with sqNSCLC are targetable, potentially unlocking broad treatment coverage for ~40K patients with sqNSCLC in the US and EU per year 3 Expanded Patient Reach Dual targeting has the potential to improve depth and durability of tumor response by counteracting tumor heterogeneity and escape ~ 6 0% of patients with sqNSCLC express both targets Synergistic Anti - Tumor Activity In vitro model of PRAME and MAGEA4/8 double positive tumor PRAME MAGEA4/8 w / o T C E R I M A 4 0 2 I M A 4 0 1 I M A 4 0 1 + I M A 4 0 2 0.0 0.2 0.4 0.6 0.8 Tumor cell killing [OD 490 nm - 650 nm ] IMA402 + IMA401 Combo

Appendix s © Immatics. Not for further reproduction or distribution. www.immatics.com

Potential of IMA402 PRAME Bispecific in Solid Cancers

PRAME Target Expression and Prevalences in Selected Solid Cancer Types


No clinical activity expected
Potential for clinical activity
Clinical activity shown
Presumed optimized threshold
Initial threshold to determine PRAME positive patients in current clinical trials[1]
Selected indications
Cutaneous Melanoma 95%
Uveal Melanoma[2] 90% (50%[2])
Uterine Carcinoma 95%
Ovarian Carcinoma (serous) 85%
Uterine Carcinosarcoma 95%
Synovial Sarcoma 95%
Squamous Cell NSCLC 70%
Triple-negative Breast Carcinoma 65%
Small Cell Lung Cancer 45%
Kidney Carcinoma (papillary) 40%
Cholangiocarcinoma 35%
Adenocarcinoma NSCLC 25%
Breast Carcinoma (all subtypes) 25%
Head & Neck Squamous Cell Carcinoma 25%
Esophageal Carcinoma (all subtypes) 25%
Hepatocellular Carcinoma 20%
Bladder Carcinoma 20%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

PRAME Wave #3: IMA402

Hukelmann et al., SITC 2022, updated prevalences as of May 2025; [1] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided initial expression threshold applied to TCGA or in-house (SCLC) RNAseq data (approximate values, values between 95-100% shown as 95%); [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry; NSCLC: non-small cell lung cancer

52

Anzu-cel (IMA203): Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion

PFS of 6 Months and OS of 16 Months in Melanoma Efficacy Population

Progression Free Survival



N
mPFS
Dose Escalation 11 2.6 months
Dose Expansion 33 6.1 months
Log-rank test: p <0.0001
Probability of PFS [%]
100
50
0
0
10
20
30
40
PFS [months]

Overall Survival



N
mOS
Dose Escalation 11 6.3 months
Dose Expansion 33 15.9 months
Log-rank test: p <0.0001
Probability of Survival [%]
100
50
0
0
10
20
30
40
OS [months]

- Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion
- mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population*
- mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population*
- All patients in the dose escalation group deceased and 17/30 evaluable patients are alive in dose expansion#

PRAME Wave #1: anzu-cel

Anzutresgene autoleucel (anzu-cel, formerly IMA203), Overall survival (OS) and progression-free survival (PFS) censored at data-cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted # 3 patients out of study at data-cut (withdrew consent)

Data cut-off Apr 07, 2025 53

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